Filed Pursuant to Rule 424(b)(3)
Registration No. 333-169821

AMERICAN REALTY CAPITAL DAILY NET ASSET VALUE TRUST, INC.
SUPPLEMENT NO. 10, DATED FEBRUARY 6, 2015
TO THE PROSPECTUS, DATED JULY 22, 2014

This prospectus supplement, or this Supplement No. 10, is part of the prospectus of American Realty Capital Daily Net Asset Value Trust, Inc., or the Company, dated July 22, 2014, or the Prospectus, as supplemented by Supplement No. 3, dated October 27, 2014, or Supplement No. 3, Supplement No. 4, dated November 6, 2014, or Supplement No. 4, Supplement No. 5, dated November 20, 2014, or Supplement No. 5, Supplement No. 6, dated December 5, 2014, or Supplement No. 6, Supplement No. 7, dated December 18, 2014, or Supplement No. 7, Supplement No. 8, dated January 9, 2015, or Supplement No. 8, and Supplement No. 9, dated January 29, 2015, or Supplement No. 9. This Supplement No. 10 supplements, modifies, supersedes and replaces certain information contained in the Prospectus, Supplement No. 3, Supplement No. 4, Supplement No. 5 and Supplement No. 6, Supplement No. 7, Supplement No. 8 and Supplement No. 9 and should be read in conjunction with the Prospectus, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8 and Supplement No. 9. This Supplement No. 10 will be delivered with the Prospectus, Supplement No. 3, Supplement No. 4, Supplement No. 5, Supplement No. 6, Supplement No. 7, Supplement No. 8 and Supplement No. 9. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 10 is to update disclosure relating to operating information.

TABLE OF CONTENTS

OPERATING INFORMATION

Status of the Offering

We commenced our reasonable best efforts initial public offering of up to 156.6 million shares of common stock, consisting of two classes of shares, up to 101.0 million retail shares and 55.6 million institutional shares, on August 15, 2011. On January 5, 2012, we received and accepted subscriptions in excess of the minimum offering amount of $2.0 million in shares, broke escrow and issued shares of common stock to our initial investors who were admitted as stockholders. On November 14, 2013, we received and accepted subscriptions in excess of $20.0 million and we are therefore accepting subscriptions from residents of Alabama, Ohio and Tennessee. We will continue to hold proceeds received from Pennsylvania residents until we have received aggregate subscriptions of at least $75.0 million from other jurisdictions.

On August 11, 2014, our board of directors approved an extension of the termination date of our IPO from August 15, 2014 to February 11, 2015. On August 14, 2014, we filed a registration statement on Form S-11 with the U.S. Securities and Exchange Commission, or the SEC, to register (i) 154,194,139 shares of our common stock, consisting of two classes of shares: (x) up to 99,898,042 retail shares sold to the public through broker-dealers at a price of $9.90 per share and (y) up to 54,296,097 institutional shares sold through registered investment advisors and broker-dealers that are managing wrap or fee-based accounts, or the primary offering, at a price of $9.00 per share, in each case subject to certain volume discounts as set forth in the prospectus, for aggregate gross offering proceeds of $1,477,655,489, and (ii) 24,911,586 shares of common stock pursuant to our distribution reinvestment program at a price of $9.50 per share for aggregate gross proceeds of $236,660,067. At that time, we announced that, as permitted by Rule 415 under the Securities Act of 1933, as amended, we would continue offering and selling shares in our IPO until the earlier of February 11, 2015 or the date the SEC declares the registration statement for the new offering effective. We would also not expect to register any shares in our follow-on offering that would cause the total shares registered by us in our IPO and our follow-on offering, in the aggregate, to exceed the $1.7 billion initial aggregate registration amount of our IPO.

As of December 31, 2014, we had acquired 14 commercial properties, which were 100% leased as of such date. As of December 31, 2014, we had total real estate investments, at cost, of $34.8 million. As of September 30, 2014, we had incurred, cumulatively to that date, $7.3 million in selling commissions, dealer manager fees and offering costs for the sale of our common stock.

On January 29, 2015, our board of directors made the determination to allow our IPO to terminate in accordance with its terms. Accordingly, our primary offering will terminate on February 11, 2015. We will not seek to raise additional capital through a follow-on offering.